Paul Hastings LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, California  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

March 23, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Firsthand Funds - File Nos. 333-179001 and 811-08268

Ladies and Gentlemen:

On behalf of Firsthand Funds (the “Registrant”), we hereby respond to the oral comments provided on March 20, 2012 by Mr. Dominic J. Minore of the Securities and Exchange Commission’s (the “Commission”) staff with respect to Pre-Effective Amendment No. 1 to the Registrant’s Form N-14 filed on March 9, 2012 (the “Registration Statement”).  The Registration Statement contains disclosure with respect to a proposed reorganization of the Firsthand Technology Leaders Fund (“Target Fund”) into the Firsthand Technology Opportunities Fund (the “Surviving Fund”) (the Target Fund and the Surviving Fund are referred to together as the “Funds”).  Both Funds are series of the Registrant.  We have discussed these comments with the Registrant, which has directed us to provide the responses provided below.  These responses also are reflected in a further pre-effective amendment to the Registration Statement.

Those comments are repeated below and organized in the same fashion as presented by Mr. Minore.

1.	Comment: Please provide the “Tandy” representations in connection with the Registrant’s responses to these comments.

Response:  Comment accepted.  Please see the end of this letter.

2.	Comment: In the pro forma financial statements, please also include the same fair value hierarchy for levels 1, 2 and 3 as displayed in the Registrant’s audited annual report.

Response:  Comment accepted.  That additional valuation disclosure has been added.

3.	Comment: Please submit a draft of the “due issuance” legal opinion before it is filed as Exhibit 11 to allow for review to confirm consistency with recent staff guidance on legal opinions.

Response:  Comment accepted.  A copy of the draft opinion was submitted by email late on March 22, 2012.

Securities and Exchange Commission
March 23, 2012

4.	Comment: Please confirm that a consent will be provided with respect to the final tax opinion to be filed as Exhibit 12, and confirm the use of the correct file numbers.

Response:  Comment accepted.  Files numbers and consent language will be added to the final version of that tax opinion.

5.	Comment: Please confirm the total expense figure provided in the cover letter.

Response:  Comment accepted.  That expense figure has been updated to reflect additional expected expenses from future vendor invoices and some additional printing charges.

6.	Comment: Please correct the wording of the last sentence in the next-to-last risk factor under “Principal Risks” to clarify that there is no limit on investments in foreign securities.

Response:  Comment accepted.  That sentence has been corrected.

7.
Comment:  Under the board’s considerations with respect to the respective performance records of the funds, please disclose whether the board considered the better 12-month performance record of the target fund.

Response:  Comment accepted.  Disclosure has been added to state that the board was aware of the Target Fund’s better 12-month performance record.

8.
Comment:  Under “Reasons for the Reorganization and Other Considerations,” where the potential economies of scale are discussed, please further disclose what additional assets would be required to reach the first breakpoint.

Response:  Comment accepted.  Additional disclosure has been added to provide that information.

9.	Comment: Under the comparison of the funds, where the portion of each fund’s assets invested in foreign securities is disclosed, please also disclose the portion invested in emerging markets.

Response:  Comment accepted.  That additional information has been added.

10.	Comment: Please add a risk factor with respect to the loss of potential tax benefits to the target fund as a result of the proposed reorganization.

Response:  Comment accepted.  That risk factor, with explanatory disclosure, has been added.

11.
Comment:  The staff has noted that the financial statements from the Registrant’s annual report are incorporated by reference in the Registration Statement.  Please note that the entire annual report is incorporated by reference and disclose that it will be delivered to shareholders of the target fund together with the prospectus/proxy statement in this Registration Statement.

Response:  Comment accepted.  That disclosure has been added.

Securities and Exchange Commission
March 23, 2012

12.	Comment: Please replace the summary comparative fee and expense information on page 6 with the more complete comparison on page 18.

Response:  Comment accepted.  The more detail comparative fee and expense information from Appendix C has been added to the Summary section of the document.

*     *     *     *     *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Firsthand Funds
Firsthand Capital Management, Inc.